Exhibit 2.2

AGREEMENT AND PLAN OF MERGER

dated as of

JULY 11, 2018

by and among

CITY HOLDING COMPANY

FARMERS DEPOSIT BANCORP, INC.

And

FARMERS DEPOSIT BANK

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ARTICLE VII - Condition to Consummation of the Merger; Closing		39
7.01	Conditions to Each Party’s Obligation to Effect the Merger	39
7.02	Conditions to Obligation of Farmers	40
7.03	Conditions to Obligation of City	41
7.04	Closing	42
ARTICLE VIII – Termination		42
8.01	Termination	42
8.02	Effect of Termination and Abandonment, Enforcement of Agreement	43
ARTICLE IX – Miscellaneous		43
9.01	Survival	43
9.02	Waiver; Amendment	43
9.03	Counterparts	44
9.04	Governing Law	44
9.05	Expenses	44
9.06	Notices	44
9.07	Entire Understanding; No Third Party Beneficiaries	44
9.08	Interpretation; Effect	45
9.09	Waiver of Jury Trial	45

EXHIBIT A – ALLOCATION OF AGGREGATE CONSIDERATION

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AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER, dated as of July 11, 2018 (hereinafter referred to as this “Agreement”), by and among CITY HOLDING COMPANY, a West Virginia corporation (hereinafter referred to as “City”), FARMERS DEPOSIT BANCORP, INC., a Kentucky corporation (hereinafter referred to as “Farmers”) and FARMERS DEPOSIT BANK, a Kentucky state-chartered bank (“Farmers Deposit Bank”).
WITNESSETH
WHEREAS, City is a financial holding company under the BHCA and owns all of the outstanding shares of City National Bank of West Virginia, a national banking association (hereinafter referred to as “City National”);
WHEREAS, Farmers is a bank holding company and owns all of the outstanding shares of Farmers Deposit Bank;
WHEREAS, the Boards of Directors of City and Farmers believe that the merger of Farmers with and into City, followed by the merger of Farmers Deposit Bank with and into City National, each in accordance with the terms and subject to the conditions of this Agreement, would be in the best interests of the shareholders of City and Farmers; and
WHEREAS, the Board of Directors of City and Farmers each has approved this Agreement and the transactions contemplated hereby.
NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein, City and Farmers, intending to be legally bound, hereby agree as follows:

ARTICLE I
Certain Definitions
1.01    Certain Definitions    . The following terms are used in this Agreement with the meanings set forth below:
“Acquisition Proposal” has the meaning set forth in Section 6.06(a).
“Affiliate” has the meaning set forth in Rule 12b-2 under the Exchange Act.
“Aggregate Consideration” has the meaning set forth in Section 3.01(b)(i).
“Agreement” means this Agreement, as amended or modified from time to time in accordance with Section 9.02.
“Agreement to Merge” has the meaning set forth in Section 2.02.
“Associate” has the meaning set forth in Rule 12b-2 under the Exchange Act.

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“BHCA” means the Bank Holding Company Act of 1956, as amended.
“Break-Up Fee” has the meaning set forth in Section 6.06(b).
“City Articles” means the Articles of Incorporation of City, as amended.
“City Board” means the Board of Directors of City.
“City Bylaws” means the bylaws of City, as amended.
“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1986, as amended.
“Code” means the Internal Revenue Code of 1986, as amended.
“Compensation and Benefit Plans” has the meaning set forth in Section 5.03(m)(i).
“Consultants” has the meaning set forth in Section 5.03(m)(i).
“Directors” has the meaning set forth in Section 5.03(m)(i).
“Disclosure Schedule” has the meaning set forth in Section 5.01.
“Effective Date” means the date on which the Effective Time occurs.
“Effective Time” means the effective time of the Parent Merger, as provided for in Section 2.04.
“Employees” has the meaning set forth in Section 5.03(m)(i).
“Environmental Laws” means all applicable local, state and federal environmental, health and safety laws and regulations, including, without limitation, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Federal Clean Air Act, and the Occupational Safety and Health Act, each as amended, regulations promulgated thereunder, and state counterparts.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” has the meaning set forth in Section 5.03(m)(iii).
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

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“Exchange Agent” has the meaning set forth in Section 3.03(a).
“Exchange Fund” has the meaning set forth in Section 3.03(b).
“Executive Employment Agreements” shall mean and refer to the Employment Agreement between Farmers and Brent Hoptry, and the Employment Agreement between Farmers and Greg Wills.
“Farmers 401(k) Plan” has the meaning set forth in Section 6.09(c).
“Farmers Articles” means the Articles of Incorporation of Farmers, as amended.
“Farmers Board” means the Board of Directors of Farmers.
“Farmers Common Shares” means the shares of common stock of Farmers.
“Farmers’ Financial Statements” has the meaning set forth in Section 5.03(g)(i).
“Farmers Group” has the meaning set forth in Section 5.03(q)(vii).
“Farmers Meeting” has the meaning set forth in Section 6.02.
“Farmers Bylaws” means the bylaws of Farmers, as amended.
“Farmers Shareholder Adoption” has the meaning set forth in Section 5.03(d).
“FDIA” means the Federal Deposit Insurance Act, as amended.
“FDIC” means the Federal Deposit Insurance Corporation.
“FRB” means the Board of Governors of the Federal Reserve System.
“Governmental Authority” means any court, arbitration panel, administrative agency or commission or other federal, state or local governmental authority or instrumentality (including, without limitation, any Regulatory Authority).
“Hazardous Materials” means, collectively, (a) any “hazardous substance” as defined by the Comprehensive Environmental Response, Compensation and Liability Act, as amended, and regulations promulgated thereunder, (b) any “hazardous waste” as defined by the Resource Conservation and Recovery Act, as amended through the date hereof, or regulations promulgated thereunder, and (c) any pollutant or contaminant or hazardous, dangerous or toxic chemical, material or substance within the meaning of any applicable federal, state or local law relating to or imposing liability or standards of conduct concerning any hazardous, toxic or dangerous waste, substance or material.

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“HOLA” means the Home Owners Loan Act, as amended.
“Information” has the meaning set forth in Section 6.15.
“Intellectual Property” means: trademarks, service marks, brand names, corporate names, internet domain names, logos, symbols, trade dress and other indications of origin, the goodwill associated with the foregoing, and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extensions, modification, or renewal of any such registration or application; patents, patent applications, all improvements thereto, and any renewals, extensions, or reissues thereof; trade secrets; confidential information and know how; and copyrights and copyrightable works.
“IRS” has the meaning set forth in Section 5.03(m)(ii).
“KBCA” means the Kentucky Business Corporation Act.
“KDFI” means the Kentucky Department of Financial Institutions.
“Knowledge” means, with respect to City, the Knowledge of any officer of City with the title of Chief Executive Officer, President or Chief Financial Officer, and, with respect to Farmers or Farmers Deposit Bank, the Knowledge of any officer of Farmers or Farmers Deposit Bank with the title of Chairman, Chief Executive Officer, President, Chief Financial Officer, or Chief Credit Officer. An officer of City or Farmers shall be deemed to have “knowledge” of a particular fact or matter if such officer is actually aware of such fact or matter or a prudent individual would be reasonably expected to discover or otherwise become aware of such fact or matter in the course of conducting a reasonably comprehensive investigation concerning the existence of such fact or matter.
“Letter of Transmittal” has the meaning given in Section 3.03(c)
“Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien, or encumbrance.
“Material Adverse Effect” means, with respect to City or Farmers, as the context may require, any effect that (a) is or is reasonably likely to be material and adverse to the financial position, results of operations or business of City and its Subsidiaries, taken as a whole, or Farmers and its Subsidiaries taken as a whole, respectively, or (b) would materially impair the ability of either City or Farmers to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (x) changes in banking and similar laws of general applicability or interpretations thereof by courts or Governmental Authorities or other changes affecting depository institutions generally, including changes in general economic conditions and changes in prevailing interest and deposit rates; (y) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein; or (z)

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actions or omissions of a party which have been waived in accordance with Section 9.02 hereof.
“Material Contracts” has the meaning set forth in Section 5.03(k)(ii).
“Merger” collectively refers to the Parent Merger and the Subsidiary Merger, as set forth in Section 2.02.
“OCC” means the Office of the Comptroller of the Currency.
“Old Certificates” means stock or share certificates representing Farmers Common Shares outstanding on the Closing Date.
“Parent Merger” has the meaning set forth in Section 2.01(a).
“PBGC” means the Pension Benefit Guaranty Corporation.
“Per Share Consideration” has the meaning set forth in Section 3.01(a)(ii).
“Person” means any individual, financial institution, corporation, partnership, association, joint-stock company, business trust or unincorporated organization.
“Pension Plan” has the meaning set forth in Section 5.03(m)(ii).
“Previously Disclosed” by a party shall mean information set forth in its Disclosure Schedule.
“Regulatory Authorities” has the meaning set forth in Section 5.03(i)(i).
“Regulatory Orders” has the meaning set forth in Section 5.03(i)(i).
“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, legal or financial advisors or any representatives of such legal or financial advisors.
“Resulting Bank” has the meaning set forth in Section 2.02.
“Rights” means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such Person.

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“SEC” means the Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.
“Subsidiary” and “Significant Subsidiary” have the meanings ascribed to them in Rule 1‑02 of Regulation S-X of the SEC.
“Surviving Corporation” has the meaning set forth in Section 2.01(a).
“Takeover Laws” has the meaning set forth in Section 5.03(o).
“Tax” and “Taxes” means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, commercial activity, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment and all other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority which accrue before the Effective Date, and any transferee liability in respect of any such items.
“Tax Returns” means any return, amended return, statement, form, claim for refund or other report (including elections, declarations, disclosures, schedules, estimates and information returns) with respect to any Tax, including any amendments thereof.
“Treasury” means the United States Department of Treasury.
“Treasury Shares” means Farmers Common Shares held by Farmers or any of its Subsidiaries other than in a fiduciary capacity or as a result of debts previously contracted in good faith; for the avoidance of doubt, Treasury Shares shall not be deemed outstanding Farmers Common Shares.
“WVSS” means the West Virginia Secretary of State.
“WVBCA” means the West Virginia Business Corporation Act.

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ARTICLE II
The Merger
2.01    The Parent Merger.

(a)    The Parent Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Farmers shall merge with and into City (the “Parent Merger”), City shall survive the Parent Merger and continue to exist as a West Virginia corporation (City, as the surviving corporation in the Parent Merger, is sometimes referred to herein as the “Surviving Corporation”), and the separate corporate existence of Farmers shall cease. At the Effective Time:

    (i)     The City Articles, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation until amended in accordance with the WVBCA;

(ii)     The City Bylaws, as in effect immediately prior to the Effective Time, shall be the regulations of the Surviving Corporation until amended in accordance with the WVBCA; and

(iii)     Each individual serving as a director of City immediately prior to the Effective Time shall become a director of the Surviving Corporation for the balance of the term for which such individual was elected and shall serve as such until his or her successor is duly elected and qualified in the manner provided for in the City Articles and the City Bylaws or as otherwise provided by the WVBCA or until his or her earlier death, resignation or removal in the manner provided in the City Articles or the City Bylaws or as otherwise provided by the WVBCA.

(b)    Option to Change Method of Merger. City may at any time prior to the Effective Time change the method of effecting the Parent Merger and/or the Subsidiary Merger (including, without limitation, the provisions of this Article II), if and to the extent City deems such change to be necessary, appropriate or desirable; provided, however, that no such change shall:

(i)     Alter or change the tax consequences to Farmers or Farmers Deposit Bank or the amount or kind of consideration to which the holders of Farmers Common Shares are entitled in accordance with the terms and subject to the conditions of this Agreement or the tax consequences of the transaction on the stockholder of Farmers; or

(ii)     Materially impede or delay consummation of the transactions contemplated by this Agreement.

Farmers, if requested by City, shall enter into one or more amendments to this Agreement in order to effect any such change.

2.02    The Subsidiary Merger    . At the time specified by City National in its certificate of merger filed with the OCC (which shall not be earlier than the Effective Time), Farmers

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Deposit Bank shall merge with and into City National (the “Subsidiary Merger”) pursuant to an agreement to merge (the “Agreement to Merge”) to be executed by Farmers Deposit Bank and City National and filed with the OCC. Upon the consummation of the Subsidiary Merger, the separate corporate existence of Farmers Deposit Bank shall cease and City National shall survive the Subsidiary Merger and continue to exist as a national banking association (City National, as the resulting bank in the Subsidiary Merger, is sometimes referred to herein as the “Resulting Bank”) and the separate corporate existence of Farmers Deposit Bank shall cease. The Parent Merger and the Subsidiary Merger shall sometimes collectively be referred to herein as the “Merger”.
2.03    Effectiveness of Parent Merger    . Subject to the satisfaction or waiver of the conditions set forth in Article VII of this Agreement, the Parent Merger shall become effective upon the latest to occur of the following: (a) the filing of certificates of merger with the WVSS; or (b) such later date and time as may be set forth in such certificates of merger. The Parent Merger shall have the effects prescribed in the WVBCA.
2.04    Effective Date and Effective Time    . Subject to the satisfaction or waiver of the conditions set forth in Article VII of this Agreement, City and Farmers shall cause the effective date of the Parent Merger (the “Effective Date”) to occur as soon as practicable after the last of the conditions set forth in Article VII shall have been satisfied or waived in accordance with the terms of this Agreement; provided, however, that the Effective Date shall not fall after the date specified in Section 8.01(c) or after the date or dates on which any Regulatory Authority approval or any extension thereof expires. The time on the Effective Date when the Parent Merger shall become effective is referred to herein as the “Effective Time”.

ARTICLE III
Merger Consideration.
3.01    Merger Consideration    .
At the Effective Time, by virtue of the Parent Merger and without any action on the part of the holder thereof:
(a)     Conversion of Farmers Common Shares. Subject to Sections 3.03, and except as otherwise provided by paragraphs (b) and (c) of this Section 3.01, each Farmers Common Share issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive cash in the amount of $1,174.14 (the “Per Share Consideration”).

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(b)    Aggregate Consideration.
(i)    The “Aggregate Consideration” for purposes of this Agreement shall be $24,900,000.
(ii)    If the number of Farmers Common Shares issued and outstanding immediately prior to the Effective Time is different than the number of Farmers Common Shares issued and outstanding as of the date hereof, the Aggregate Consideration will not be adjusted as a result of such change, though appropriate adjustments will be made to the Per Share Consideration such that the Per Share Consideration will be the quotient of (A) $24,900,000 divided by (B) the number of Farmers Common Shares issued and outstanding.
(c)    Treasury Shares. All Treasury Shares shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.
3.02    Rights as Shareholders; Share Transfers    . At the Effective Time, holders of Farmers Common Shares shall cease to be, and shall have no rights as, shareholders of Farmers, other than (a) to receive any dividend or other distribution with respect to such Farmers Common Shares with a record date occurring prior to the Effective Time and (b) to receive the consideration provided under this Article III. After the Effective Time, there shall be no transfers on the stock transfer books of Farmers or the Surviving Corporation of any Farmers Common Shares.
3.03    Exchange and Payment Procedures    .
(a)    Exchange Agent. City’s transfer agent will act as agent (the “Exchange Agent”) for purposes of conducting the exchange and payment procedures as described in this Section 3.03.
(b)    Exchange Fund. At or prior to the Effective Time, City shall deposit or shall cause to be deposited with the Exchange Agent, for the benefit of the holders of Farmers Common Shares, for exchange in accordance with this Article III, an estimated amount of cash (such cash being hereinafter referred to as the “Exchange Fund”) to be paid pursuant to this Article III in exchange for outstanding Farmers Common Shares.
(c)    Payment Procedure. Each holder of record of Farmers Common Shares immediately prior to the Effective Time, shall be entitled to receive an amount of cash into which the aggregate number of Farmers Common Shares held by such Farmers shareholder shall have been converted pursuant to Section 3.01(a). Transmittal materials (the “Letter of Transmittal”) in a form satisfactory to City and the Exchange Agent shall be mailed by the Exchange Agent as soon as practicable after the Effective time to each holder of record of Farmers Common Shares as of the Effective Time. A Letter of Transmittal will be deemed properly completed only if accompanied by the Old Certificates to be converted thereby. The Letter of Transmittal shall (A) specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon delivery of the Old Certificates to the Exchange Agent; (B) be in a form and contain any other provisions as City and the Exchange Agent may reasonably determine; (C) include information

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concerning procedures in the case of lost, stolen or destroyed Old Certificates, including any required bond or insurance; and (D) include instructions for use in effecting the surrender of the Old Certificates. Upon the effective surrender of the Old Certificates to the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, the holder of such Old Certificates shall be entitled to receive in exchange therefor a check in the amount equal to the cash that such holder has the right to receive pursuant to Sections 3.01(a). Old Certificates so surrendered shall be canceled. As soon as practicable following receipt of the properly completed Letter of Transmittal and any necessary accompanying documentation, the Exchange Agent shall distribute cash as provided herein. If there is a transfer of ownership of any shares of Farmers Common Shares not registered in the transfer records of Farmers, the applicable portion of the Aggregate Consideration shall be issued to the transferee thereof only if the Old Certificates representing such Farmers Common Shares are presented to the Exchange Agent, accompanied by all appropriate documents, in the reasonable judgment of City and the Exchange Agent, to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. After the Effective Time, there shall be no further transfer on the records of Farmers of Farmers Common Shares. No interest will be paid on any cash to be paid in exchange for Farmers Common Shares that any such holder shall be entitled to receive pursuant to this Article III.
(d)    Release of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the shareholders of Farmers for six months after the Effective Time shall be paid to City. Any shareholders of Farmers who have not theretofore complied with this Article III shall thereafter look only to City for payment of such shareholder’s share of the Aggregate Consideration.
(e)    Withholding Rights. City or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Farmers Common Shares such amounts as City or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any other provision of domestic or foreign tax law (whether national, federal, state, provincial, local or otherwise). To the extent that amounts are so withheld and paid over to the appropriate taxing authority by City or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Farmers Common Shares.
(f)    Waiver. The Surviving Corporation may from time to time, in the case of one or more Persons, waive one or more of the rights provided to it in this Article III to withhold certain payments, deliveries and distributions; and no such waiver shall constitute a waiver of its rights thereafter to withhold any such payment, delivery or distribution in the case of any person.

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3.04    Allocation of Aggregate Consideration. City, Farmers, and Farmers Deposit Bank agree to allocate the Aggregate Consideration (plus an amount equal to the liabilities of Farmers Deposit Bank) to the assets of Farmers Deposit Bank for tax purposes in accordance with the methodology set forth in Exhibit A attached hereto. City, Farmers, and Famers Deposit Bank shall file all tax returns (including amended returns and claims for refund) in a manner consistent with such allocation.
ARTICLE IV
Actions Pending Consummation of Merger

4.01    Forbearances of Farmers    . From the date hereof until the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement, or as required by an applicable Regulatory Order or specific guidance or direction by a Regulatory Authority, without the prior written consent of City, which consent shall not be unreasonably withheld, delayed or denied, Farmers shall not, and shall cause each of its Subsidiaries not to:
(a)    Ordinary Course. Conduct the business of Farmers and its Subsidiaries other than in the ordinary and usual course or fail to use reasonable efforts to preserve intact their respective business organizations and assets and maintain their respective rights, franchises and existing relations with customers, suppliers, vendors, employees and business associates, or voluntarily take any action which, at the time taken, is reasonably likely to have a material adverse effect upon Farmers’ ability to perform any of its material obligations under this Agreement or prevent or materially delay the consummation of the transactions contemplated by this Agreement, or enter into any new line of business or materially change its lending, investment, underwriting, risk, asset liability management or other banking and operating policies, except as required by applicable law or policies imposed by any Governmental Authority or by any applicable Regulatory Order.
(b)    Capital Stock. (i) Issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional Farmers Common Shares, other capital stock of Farmers or any Rights, (ii) enter into any agreement with respect to the foregoing, (iii) permit any additional Farmers Common Shares or other capital stock of Farmers to become subject to new grants of employee or director stock options, other Rights or similar stock-based employee rights, or (iv) effect any recapitalization, reclassification, stock split, or similar change in capitalization.
(c)    Dividends; distributions; adjustments. (i) Make, declare, pay or set aside for payment any dividend or distribution on any shares of its capital stock, other than dividends from wholly-owned Subsidiaries to Farmers, or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock.

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(d)    Compensation; Employment Agreements. Enter into, modify, amend, renew or terminate any employment, consulting, severance, retention, change in control, or similar agreements or arrangements with any director, consultant, officer or employee of Farmers or its Subsidiaries, hire or engage any full-time employee or consultant, other than as replacements for positions existing on the date hereof, or grant any salary or wage increase or bonus or increase any employee benefit (including incentive or bonus payments), except for changes that are required by applicable law.
(e)    Benefit Plans. Enter into, establish, adopt, amend, modify or terminate (except (i) as may be required by applicable law, (ii) as contemplated by this Agreement or (iii) the regular annual renewal of insurance contracts) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, change in control, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract (including related administrative services contracts), plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, consultant, officer or employee of Farmers or its Subsidiaries, or take any action to accelerate the payment of benefits or the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder.
(f)    Dispositions. Sell, transfer, mortgage, pledge, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary and usual course of business for full and fair consideration actually received.
(g)    Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other Person.
(h)    Governing Documents. Amend the Farmers Articles, the Farmers Bylaws or the articles of incorporation, articles of association, regulations or bylaws (or similar governing documents) of any of Farmers’ Subsidiaries.
(i)    Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles.
(j)    Material Contracts. Enter into or terminate any Material Contract or amend, modify, renew or extend in any material respect any of its existing Material Contracts.
(k)    Claims. Settle any claim, action or proceeding, except for any claim, action or proceeding which does not involve precedent for other material claims, actions or proceedings and which involves solely money damages in an amount, individually not to exceed $25,000 or in the aggregate not to exceed $50,000 for all such settlements.

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(l)    Adverse Actions. Take any action that is intended or is reasonably likely to result in (A) any of its representations and warranties set forth in this Agreement being or becoming untrue at any time at or prior to the Effective Time, (B) any of the conditions to the Merger set forth in Article VII not being satisfied or (C) a violation of any provision of this Agreement except, in each case, as may be required by applicable law or by any Governmental Authority.
(m)    Risk Management. Except pursuant to applicable law or as required by any Governmental Authority, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices; (ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk; (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk; or (iv) fail to follow its existing policies or practices with respect to managing its fiduciary risks.
(n)    Borrowings. Borrow or agree to borrow any funds, including but not limited to pursuant to repurchase transactions, or directly or indirectly guarantee or agree to guarantee any obligations of any other Person, except in each case in the ordinary course of business and with a final maturity of less than one year.
(o)    Indirect Loans. Make or purchase any indirect or brokered loans.
(p)    Capital Expenditures. Make any capital expenditure or capital additions or improvements which individually exceed $5,000 or in the aggregate exceed $15,000.
(q)    Lending. (i) Establish any new lending programs or make any changes in the policies of any Subsidiary of Farmers concerning which Persons may approve loans; or

(ii) originate or issue a commitment to originate any loan in a principal amount in excess of $350,000.
(r)      Taxes. (i) Fail to prepare or file or cause to be prepared or filed in a timely manner consistent with past practice all Tax Returns that are required to be filed (with extensions) at or before the Effective Time; (ii) fail to pay any Tax due (whether or not required to be shown on any such Tax Returns); or (iii) make, change or revoke any Tax election or Tax accounting method, file any amended Tax return, settle any Tax claim or assessment or consent to the extension or waiver of any statute of limitations with respect to Taxes (or offer or agree to do any of the foregoing or surrender its rights to do any of the foregoing or to claim any refund of Taxes or file any amended Tax Return).
(s)    Offices and Facilities. (i) Open, close or relocate any offices at which business is conducted (including any ATMs); or (ii) fail to use commercially reasonable efforts to maintain and keep their respective properties and facilities in their present condition and working order, ordinary wear and tear excepted.

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(t)    Interest Rates. Increase or decrease the rate of interest paid on time deposits or certificates of deposit, except in a manner consistent with past practices in relation to rates prevailing in the relevant market.
(u)    Foreclosures. Foreclose upon or otherwise take title to or possession or control of any real property or entity thereon without first obtaining a Phase I Environmental Site Assessment performed pursuant to ASTM E1527-05 thereon which indicates that the property is free of Hazardous Material; provided, however, that no such report shall be required to be obtained with respect to single-family residential real property of one acre or less to be foreclosed upon unless Farmers or its Subsidiary has reason to believe such real property may contain any such Hazardous Material.
(v)    Deposit Liabilities. Except as set forth in the Farmers Disclosure Schedule, cause or permit any material change in the amount or general composition of deposit liabilities.
(w)    Commitments. Agree or commit to do any of the foregoing.
4.02    Executive Employment Agreements.     Prior to the Effective Date, neither Farmers nor Farmers Deposit Bank will make, or agree or promise to make, any payments of cash or other property to any Person in connection with or in any way relating to the termination of the Executive Employment Agreements without the prior written consent of City, which consent shall not be unreasonably withheld, delayed or denied.
ARTICLE V
Representations and Warranties

5.01    Disclosure Schedules    . On or prior to the date hereof, City delivered to Farmers a schedule, and Farmers delivered to City a schedule (each respectively, its “Disclosure Schedule”), setting forth, among other things, items the disclosure of which are necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof, as an exception to one or more representations or warranties contained in Section 5.03 or 5.04 or to one or more of its respective covenants contained in Article IV or Article VI; provided, however, that the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to have or result in a Material Adverse Effect on the party making the representation.

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5.02    Standard    . No party hereto shall be deemed to have breached a representation or warranty as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 5.03 or 5.04, has had or is reasonably likely to have, a Material Adverse Effect.
5.03    Representations and Warranties of Farmers    . Subject to Sections 5.01 and 5.02 and except as Previously Disclosed in a Section of its Disclosure Schedule corresponding to the relevant Section below, Farmers and Farmers Deposit Bank each jointly and severally hereby represent and warrant to City that the following are true and correct:
(a)    Organization, Standing and Authority. Farmers is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Kentucky and is duly qualified to do business and is in good standing in any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. The foreign jurisdictions in which Farmers conducts business are set forth in the Farmers Disclosure Schedule.
(b)    Capital Structure of Farmers. As of the date of this Agreement, the authorized capital stock of Farmers consists solely of 25,000 Farmers Common Shares, of which 21,207 shares are outstanding. As of the date of this Agreement, no Farmers Common Shares were held in the Farmers 401(k) Plan, and zero shares of Treasury Stock were held by Farmers or otherwise owned by Farmers or its Subsidiaries. The outstanding Farmers Common Shares have been duly authorized, are validly issued and outstanding, fully paid and nonassessable, and were not issued in violation of any preemptive rights. As of the date hereof, except as Previously Disclosed in its Disclosure Schedule: (A) there are no Farmers Common Shares authorized and reserved for issuance, (B) Farmers does not have any commitment to authorize, issue or sell any Farmers Common Shares or Rights, and (C) Farmers does not have any Rights issued or outstanding with respect to Farmers Common Shares.
(c)    Subsidiaries.
(i)(A)    Farmers Deposit Bank is the only Subsidiary of Farmers, (B) Farmers owns all of the issued and outstanding equity securities of Farmers Deposit Bank, (C) no equity securities of Farmers Deposit Bank are or may become required to be issued (other than to Farmers) by reason of any Right or otherwise, (D) there are no contracts, commitments, understandings or arrangements by which Farmers Deposit Bank is or may be bound to sell or otherwise transfer any equity securities of Farmers Deposit Bank (other than to Farmers), (E) there are no contracts, commitments, understandings, or arrangements relating to Farmers’ rights to vote or to dispose of such securities and (F) all of the equity securities of Farmers Deposit Bank held by Farmers are fully paid and nonassessable and are owned by Farmers free and clear of any Liens.

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(ii)    Except as Previously Disclosed, Farmers does not own beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind, other than Farmers Deposit Bank.
(iii)    Farmers Deposit Bank is an “insured depository institution” as defined in the FDIA and applicable regulations thereunder and is a member of the Federal Reserve System and of the Federal Home Loan Bank of Cincinnati.
(iv)    Except as Previously Disclosed, Farmers Deposit Bank does not own beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind.
(v)    Farmers Deposit Bank is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and is in good standing in any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified.
(d)    Corporate Power. Each of Farmers and Farmers Deposit Bank has full corporate power and authority to carry on its business as it is now being conducted and to own all of its properties and assets. Subject to certain required approvals of Farmers’ shareholders (the “Farmers Shareholder Adoption”) and applicable Regulatory Authorities, Farmers has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and Farmers Deposit Bank has the corporate power and authority to consummate the Subsidiary Merger in accordance with the terms of this Agreement.
(e)    Corporate Authority; Authorized and Effective Agreement. Subject to the Farmers Shareholder Adoption, this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Farmers and the Farmers Board prior to the date of this Agreement. The Agreement to Merge, when executed by Farmers Deposit Bank, shall have been approved by the board of directors of Farmers Deposit Bank and by Farmers, as the sole shareholder of Farmers Deposit Bank. This Agreement is a valid and legally binding obligation of Farmers, enforceable against Farmers in accordance with its terms.
(f)    Regulatory Approvals; No Defaults.
(i)    No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Farmers or Farmers Deposit Bank in connection with the execution, delivery or performance by Farmers of this Agreement or the consummation of the transactions contemplated hereby, including the Merger, except for (A) the filings of applications, notices and the Agreement to Merge, as applicable, with Regulatory Authorities to approve the transactions contemplated by the Agreement, (B) the filing of the certificate of merger with the WVSS pursuant to the WVBCA, and (C) the receipt of the approvals set forth in Section 7.01(b). As of the date hereof, Farmers is not aware of any reason why the approvals set forth in Section 7.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

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(ii)    Subject to the Farmers Shareholder Adoption, the receipt of the approvals set forth in Section 7.01(b), and the expiration of related regulatory waiting periods, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, do not and will not (A) result in a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, Material Contract, indenture or instrument of Farmers or of Farmers Deposit Bank or to which Farmers or Farmers Deposit Bank or their properties are subject or bound, (B) constitute a breach or violation of, or a default under, the Farmers Articles or the Farmers Bylaws or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, Material Contract, indenture or instrument.
(g)    Financial Statements; Material Adverse Effect; Internal Controls.
(i)    Farmers has delivered or will deliver to City (A) audited consolidated financial statements for each of the fiscal years ended December 31, 2017, 2016 and 2015, consisting of consolidated balance sheets and the related consolidated statements of income and shareholders’ equity and cash flows for the fiscal years ended on such date, including the footnotes thereto and the reports prepared with respect thereto by Crowe LLP, Farmers’ independent registered public accounting firms, and (B) unaudited consolidated financial statements for the interim period ended May 31, 2018 and each subsequent quarter thereafter, consisting of balance sheets and the related statements of income (collectively, “Farmers’ Financial Statements”). Farmers’ Financial Statements, as of the dates thereof and for the periods covered thereby, have been prepared in conformity with generally accepted accounting principles, consistently applied throughout the periods indicated, and fairly present the financial position of Farmers as of the dates thereof and the results of operations and cash flows for the periods indicated, subject in the case of the interim financial statements to normal year‑end adjustments and the absence of notes thereto. Except as set forth in Farmers’ Financial Statements, Farmers and its Subsidiaries have no liabilities or obligations as of the date hereof except those incurred in the ordinary course of business.
(ii)    Since December 31, 2017, Farmers and Farmers Deposit Bank have not incurred any material liability not disclosed in Farmers’ Financial Statements.
(iii)    Since December 31, 2017, (A) Farmers and Farmers Deposit Bank have conducted their respective businesses in the ordinary and usual course consistent with past practice and (B) to the Knowledge of Farmers, no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events, is reasonably likely to have a Material Adverse Effect with respect to Farmers or Farmers Deposit Bank.

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(iv)    Farmers has established and maintains a system of internal accounting controls sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Farmers and its Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to facilitate preparation of financial statements in conformity with generally accepted accounting principles, and that receipts and expenditures of Farmers and its Subsidiaries are being made only in accordance with authorizations of management and directors of Farmers and Farmers Deposit Bank; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Farmers and its Subsidiaries that could have a material effect on their financial statements. Farmers has evaluated the effectiveness of Farmers’ and Farmers Deposit Bank’s internal controls over financial reporting as of the end of the periods covered by Farmers’ Financial Statements and, based on such evaluations (Y) Farmers has no Knowledge of any significant deficiencies and material weaknesses in the design or operation of the internal controls over financial reporting which are reasonably likely to adversely affect Farmers’ ability to record, process, summarize and report financial information and (Z) to the Knowledge of Farmers, any fraud, whether or not material, that involves management or other employees of Farmers or its Subsidiaries. Farmers has provided to City access to all documentation related to Farmers’ internal control over financial reporting. Since December 31, 2017, neither Farmers, Farmers Deposit Bank nor, to the Knowledge of Farmers, any director, officer, employee, auditor, accountant or representative of Farmers or Farmers Deposit Bank has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Farmers or Farmers Deposit Bank or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Farmers or Farmers Deposit Bank has engaged in questionable accounting or auditing practices.
(h)    Litigation. Except as set forth in Farmers’ Disclosure Schedules, no litigation, claim or other proceeding before any court or governmental agency is pending against Farmers or any of its Subsidiaries and, to Farmers’ Knowledge, no such litigation, claim or other proceeding has been threatened. There is no judgment, decree, injunction, rule or order of any Governmental Authority outstanding against Farmers or Farmers Deposit Bank.

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(i)    Regulatory Matters.
(i)    Neither Farmers nor Farmers Deposit Bank nor any of their respective properties is a party to or is subject to any order, decree, formal or informal agreement or enforcement action, memorandum of understanding or similar arrangement with, or a commitment letter, board resolution or similar submission to, or extraordinary supervisory letter (any of the foregoing, a “Regulatory Order”) from any federal or state governmental agency or authority charged with the supervision or regulation of financial institutions (or their holding companies) or issuers of securities or engaged in the insurance of deposits (including, without limitation, the KDFI, OCC, FDIC and FRB) or the supervision or regulation of it or any of its Subsidiaries (collectively, the “Regulatory Authorities” and individually a “Regulatory Authority”).
(ii)    Neither Farmers nor Farmers Deposit Bank has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, formal or informal agreement or enforcement action, memorandum of understanding, commitment letter, board resolution, supervisory letter or similar arrangement or submission.
(j)    Compliance with Laws. Each of Farmers and Farmers Deposit Bank:
(i)    is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto;
(ii)    has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities and Regulatory Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Farmers’ Knowledge, no suspension or cancellation of any of them is threatened; and
(iii)    has not received any notification or communication from any Governmental Authority (A) asserting that Farmers or Farmers Deposit Bank is not in compliance with any of the statutes, regulations, or ordinances or (B) threatening to revoke any license, franchise, permit, or governmental authorization (nor do any grounds for any of the foregoing exist).
(k)    Material Contracts; Defaults.
(i)    Except as set forth in Farmers’ Disclosure Schedule listed under Section 5.03(k), neither Farmers nor Farmers Deposit Bank is a party to or is bound by any contract of the following types as of the date of this Agreement, nor is any such contract presently being negotiated or discussed:

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(A)    Any contract involving commitments to others to make capital expenditures or purchases or sales in excess of $5,000 in any one case or $15,000 in the aggregate in any period of twelve (12) consecutive months;
(B)    Any contract relating to any direct or indirect indebtedness of Farmers or Farmers Deposit Bank for borrowed money (including loan agreements, lease purchase arrangements, guarantees, agreements to purchase goods or services or to supply funds or other undertakings relating to the extension of credit), or any conditional sales contracts, equipment lease agreements and other security arrangements with respect to personal property with an obligation in excess of $10,000 in any one case or $50,000 in the aggregate in any period of twelve (12) consecutive months;
(C)    Any employment, severance, consulting or management services contract or any confidentiality or nondisclosure contract with any director, officer, employee or consultant of Farmers or Farmers Deposit Bank;
(D)    Any contract containing covenants limiting the freedom of Farmers or Farmers Deposit Bank to compete in any line of business or with any Person or in any area or territory;
(E)    Any partnership, joint venture, limited liability company arrangement or other similar agreement;
(F)    Any profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, issuance, or other plan or arrangement for the benefit of Farmers’ or Farmers Deposit Bank’s current or former directors, officers, employees or consultants;
(G)    Any license agreement, either as licensor or licensee, or any other contract of any type relating to any intellectual property, except for license agreements relating to off-the-shelf software or software components pursuant to a non-negotiable standard form or “shrink wrap” license agreement;
(H)    Any contract with any director, officer, employee or consultant of Farmers or Farmers Deposit Bank or any Associate of any such director, officer, employee or consultant, or any arrangement under which Farmers or Farmers Deposit Bank has advanced or loaned any amount to any of their respective directors, officers, employees and consultants;

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(I)    Any contract, whether exclusive or otherwise, with any sales agent, representative, franchisee or distributor;
(J)    Other than this Agreement and any ancillary agreements being executed in connection with this Agreement, any contract providing for the acquisition or disposition of any portion of the assets, properties or securities of Farmers or Farmers Deposit Bank;
(K)    Any contract that requires the payment of royalties;
(L)    Any contract pursuant to which Farmers or Farmers Deposit Bank has any obligation to share revenues or profits derived from Farmers or Farmers Deposit Bank with any other Person;
(M)    Any contract between (i) Farmers or Farmers Deposit Bank, on the one hand, and any officer, director, employee or consultant of Farmers or Farmers Deposit Bank, on the other hand, and (ii) Farmers or Farmers Deposit Bank, on the one hand, and any Associate or other Affiliate of any director, officer, employee or consultant of Farmers or Farmers Deposit Bank, on the other hand; and
(N)    Any contract pertaining to the sale or purchase from time-to-time by Farmers or Farmers Deposit Bank of residential mortgage loans.
(O)    Any other legally binding contract not of the type covered by any of the other items of this Section 5.03(k) involving money or property and having an obligation in excess of $10,000 in the aggregate in any period of twelve (12) consecutive months or which is otherwise not in the ordinary and usual course of business.
(ii)    “Material Contracts” shall mean those contracts described in Section 5.03(k)(i) and those on Farmers’ Disclosure Schedule listed under Section 5.03(k). True, complete and correct copies of all of the Material Contracts have been made available to City. All of the Material Contracts are in full force and effect and are legal, valid, binding and enforceable in accordance with their terms (A) as to Farmers or Farmers Deposit Bank, as the case may be, and (B) to the Knowledge of Farmers or Farmers Deposit Bank, as to the other parties to such Material Contracts. Except as disclosed in Farmers’ Disclosure Schedule, Farmers and/or Farmers Deposit Bank, as applicable, and to the Knowledge of Farmers or Farmers Deposit Bank, each other party to the Material Contracts, has performed and is performing all material obligations, conditions and covenants required to be performed by it under the Material Contracts. Neither Farmers nor Farmers Deposit Bank, and to the Knowledge of Farmers and Farmers Deposit Bank, no other party, is in violation, breach or default of any material obligation, condition or covenant under any of the Material Contracts, and neither Farmers nor Farmers Deposit Bank, and to the Knowledge of Farmers and Farmers Deposit Bank, no other party, has received any notice that any of the Material Contracts will be terminated or will not be renewed. Neither Farmers nor Farmers Deposit Bank has received from or given to any other Person any notice of default or other violation

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under any of the Material Contracts, nor, to the Knowledge of Farmers and Farmers Deposit Bank, does any condition exist or has any event occurred which with notice or lapse of time or both would constitute a default under any of the Material Contracts.
(l)    Brokerage and Finder’s Fees. Except for the fees payable to ProBank Austin, neither Farmers nor Farmers Deposit Bank has engaged or employed any broker, finder, or agent, or agreed to pay or incurred any brokerage fee, finder’s fee, commission or other similar form of compensation (including any break-up or termination fee) in connection with this Agreement or the transactions contemplated hereby.
(m)    Employee Benefit Plans.
(i)    Section 5.03(m) of Farmers’ Disclosure Schedule contains a complete and accurate list of all bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, severance, welfare and fringe benefit plans, employment, retention, change in control, severance agreements, and all similar practices, policies and arrangements, whether written or unwritten, that are currently effective or were in effect at any time in the previous five years, in which any employee or former employee (the “Employees”), consultant or former consultant (the “Consultants”) or director or former director (the “Directors”) of Farmers or Farmers Deposit Bank or any ERISA Affiliate participates, sponsors or contributes, or to which any such Employees, Consultants or Directors are a party or under which Farmers or Farmers Deposit Bank or any ERISA Affiliate has any present or future liability (the “Compensation and Benefit Plans”). Neither Farmers nor Farmers Deposit Bank nor any ERISA Affiliate has any commitment to create any additional Compensation and Benefit Plan or to modify or change any existing Compensation and Benefit Plan. No Compensation and Benefit Plan holds any Farmers Common Shares.
(ii)    Each Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, or any regulations or rules promulgated thereunder, and all filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made. Each Compensation and Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code has either received a favorable determination letter from the Internal Revenue Service (“IRS”), and no circumstances exist which are likely to result in revocation of any such favorable determination letter; or has been adopted on a prototype plan which has received a current opinion letter from the national office of the IRS. There is no pending or, to the Knowledge of Farmers, threatened legal action, suit or claim relating to the Compensation and Benefit Plans. Neither Farmers nor Farmers Deposit Bank nor any ERISA Affiliate has engaged in a transaction, or omitted to take any action, with respect to any Compensation and Benefit Plan that would reasonably be expected to subject Farmers or Farmers Deposit Bank or any ERISA Affiliate to a tax or penalty imposed by either Section 4975 of the Code or Section 502

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of ERISA. No event has occurred or circumstance exists that could result in a material increase in premium cost of a Compensation and Benefit Plan that is insured, or a material increase in benefit cost of such Compensation and Benefit Plans that are self-insured.
(iii)    None of the Compensation and Benefit Plans is subject to Title IV of ERISA. No liability under Title IV of ERISA has been or is expected to be incurred by Farmers or any of its Subsidiaries with respect to any terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, formerly maintained by any of them, or any single-employer plan of any entity (an “ERISA Affiliate”) which is considered one employer with Farmers under Section 4001(a)(14) of ERISA or Section 414(b) or (c) of the Code (an “ERISA Affiliate Plan”). None of Farmers, Farmers Deposit Bank or any ERISA Affiliate has contributed, or has been obligated to contribute, to either a defined benefit pension plan subject to Title IV of ERISA or to a multiemployer plan under Subtitle E of Title IV of ERISA at any time since September 26, 1980. No notice of a “reportable event”, within the meaning of Section 4043 of ERISA, has been required to be filed for any Compensation and Benefit Plan or by any ERISA Affiliate Plan. To the Knowledge of Farmers, there is no pending investigation or enforcement action by the U.S. Department of Labor or the IRS or any other governmental agency with respect to any Compensation and Benefit Plan.
(iv)    All contributions required to be made under the terms of any Compensation and Benefit Plan or ERISA Affiliate Plan or any employee benefit arrangements under any collective bargaining agreement to which Farmers or Farmers Deposit Bank was or is a party have been timely made or have been reflected on Farmers’ financial statements.
(v)    Neither Farmers nor Farmers Deposit Bank has any obligations to provide retiree health and life insurance or other retiree death benefits under any Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code, and each such Compensation and Benefit Plan may be amended or terminated without incurring liability thereunder. There has been no communication to Employees by Farmers or Farmers Deposit Bank that would reasonably be expected to promise or guarantee such Employees retiree health or life insurance or other retiree death benefits on a permanent basis.

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(vi)    Farmers and Farmers Deposit Bank do not maintain any Compensation and Benefit Plans covering leased or foreign (i.e., non-City States) Employees, independent contractors or non-employees.
(vii)    With respect to each Compensation and Benefit Plan, if applicable, Farmers has provided or made available to City, true and complete copies of existing: (A) Compensation and Benefit Plan documents and amendments thereto, including a written description of any Compensation and Benefit Plan or any other employee benefit obligation that is not otherwise in writing, and all board actions approving the same; (B) trust instruments and insurance contracts, including renewal notices; (C) the three most recent Forms 5500 filed with the IRS (including all schedules thereto and the opinions of independent accountants); (D) the most recent actuarial report and financial statement; (E) the most recent summary plan description or wrap document and summaries of material modifications; (F) notices or forms filed with the PBGC (other than for premium payments); (G) the most recent determination letter issued by the IRS; (H) any Form 5310 or Form 5330 filed with the IRS; (I) the most recent nondiscrimination tests performed under ERISA and the Code (including 401(k) and 401(m) tests); and (J) all contracts with third party administrators, actuaries, investment managers, compensation consultants and other independent contractors that relate to a Compensation and Benefit Plan.
(viii)    The consummation of the transactions contemplated by this Agreement would not, directly or indirectly (including, without limitation, as a result of any termination of employment prior to or following the Effective Time) reasonably be expected to (A) entitle any Employee, Consultant or Director to any payment (including severance pay or similar compensation) or any increase in compensation, (B) result in the vesting or acceleration of any benefits under any Compensation and Benefit Plan or (C) result in any material increase in benefits payable under any Compensation and Benefit Plan.
(ix)    Neither Farmers nor Farmers Deposit Bank maintains any compensation plans, programs or arrangements the payments under which would not reasonably be expected to be deductible as a result of the limitations under Section 162(m) of the Code and the Treasury regulations issued thereunder.
(x)    As a result, directly or indirectly, of the transactions contemplated by this Agreement (including, without limitation, as a result of any termination of employment prior to or following the Effective Time), none of City, Farmers or the Surviving Corporation, or any of their respective Subsidiaries will be obligated to make a payment that would be characterized as an “excess parachute payment” to an individual who is a “disqualified individual” (as such terms are defined in Section 280G of the Code and applicable regulations thereunder) of Farmers on a consolidated basis or which would violate 12 U.S.C. Section 1828(k) or regulations thereunder.

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(n)    Labor Matters. Neither Farmers nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Farmers or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Farmers or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to Farmers’ Knowledge, threatened, nor is Farmers aware of any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity. Farmers and its Subsidiaries are in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours.
(o)    Takeover Laws. Farmers has taken all action required to be taken by Farmers in order to exempt this Agreement, and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby and thereby are exempt from, (i) the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other antitakeover laws and regulations of any state (collectively, “Takeover Laws” applicable to it, including, without limitation, such Takeover Laws of the State of Delaware; and (ii) any applicable provisions of the Farmers Articles, the Farmers Bylaws and/or the governing documents of Farmers Deposit Bank.
(p)    Environmental Matters. Neither the conduct nor the operation of Farmers or Farmers Deposit Bank nor any condition of any property presently or previously owned, leased or operated by any of them (including, without limitation, in a fiduciary or agency capacity), or, to the Knowledge of Farmers, on which any of them holds a Lien, violates or violated Environmental Laws and, to the Knowledge of Farmers, no condition exists or has existed or event has occurred with respect to any of them or any such property that is reasonably likely to result in liability under Environmental Laws. Neither Farmers nor Farmers Deposit Bank has received any notice from any Governmental Authority that Farmers or Farmers Deposit Bank or the operation or condition of any property ever owned, leased, or operated by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Hazardous Materials at, on, beneath, or originating from any such property.
(q)    Tax Matters.
(i)(A)    All Tax Returns that were or are required to be filed by or with respect to Farmers and its Subsidiaries have been duly and timely filed, or an appropriate extension has been granted, and all such Tax Returns are true, correct and complete in all material respects, (B) all Taxes due (whether or not required to be shown to be due on the Tax Returns referred to in clause (i)(A)) have been paid in full, and (C) no unexpired waivers of statutes of limitation have been given by or requested with respect to any Taxes of Farmers or its Subsidiaries. Farmers has made available to City true and correct copies of the City States federal income Tax Returns filed by Farmers and its Subsidiaries for each of the three most recent fiscal years. Neither Farmers nor any of its Subsidiaries has any liability with respect to any Taxes in excess of the amounts accrued with respect thereto that are reflected in

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Farmers’ Financial Statements or that have arisen in the ordinary and usual course of business since December 31, [2017]. The accruals and reserves for Taxes reflected in Farmers’ Financial Statements are adequate for the periods covered. There are no Liens for Taxes upon the assets of Farmers or any of its Subsidiaries other than Liens for current Taxes not yet due and payable.
(ii)    No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transactions contemplated by this Agreement.
(iii)    Farmers and its Subsidiaries have withheld or collected and paid over to the appropriate Governmental Authorities, or are properly holding for such payment, all Taxes required by law to be withheld or collected.
(iv)    No claim has ever been made by any Governmental Authority in a jurisdiction where Farmers or any of its Subsidiaries does not file Tax Returns that Farmers or such Subsidiary is or may be subject to taxation by that jurisdiction nor, to the Knowledge of Farmers, is there any factual basis for any such claim.
(v)    Neither Farmers nor any Farmers Subsidiary has applied for any ruling from any Governmental Authority with respect to Taxes nor entered into a closing agreement (or similar arrangement) with any Governmental Authority.
(vi)    Neither Farmers nor any Farmers Subsidiary has been audited by any Governmental Authority for taxable years ending on or subsequent to December 31, 2010. No Tax audit or administrative or judicial Tax proceedings of any Governmental Authority are pending or being conducted with respect to Farmers or any Farmers Subsidiary and, to the Knowledge of Farmers, no such audit or other proceeding has been threatened. No Governmental Authority has asserted, is now asserting, or, to the Knowledge of Farmers, is threatening to assert against Farmers or any Farmers Subsidiary any deficiency or claim for additional Taxes.
(vii)    Neither Farmers nor any Farmers Subsidiary (A) is a party to any Tax allocation or sharing agreement, (B) has ever been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, other than an affiliated group of which Farmers is or was the common parent corporation (the “Farmers Group”), or (C) has any liability for the Taxes of any person (other than members of the Farmers Group) as a transferee or successor, by contract, or otherwise.

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(viii)    Except as Previously Disclosed, neither Farmers nor any Farmers Subsidiary has agreed to any extension of time with respect to any Tax Return or a Tax assessment or deficiency, and no such extension of time has been requested.
(ix)    Neither Farmers nor any Farmers Subsidiary has agreed, nor is it required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise that will affect its liability for Taxes.
(x)    There are no joint ventures, partnerships, limited liability companies, or other arrangements or contracts to which Farmers or any Farmers Subsidiary is a party that could be treated as a partnership for Tax purposes.
(xi)    Neither Farmers nor any Farmers Subsidiary is a party to any agreement, contract, arrangement or plan that has resulted, or could result, individually or in the aggregate, in the payment of “excess parachute payments” within the meaning of Section 280G of the Code.
(r)    Risk Management Instruments. Neither Farmers nor Farmers Deposit Bank is a party to or otherwise bound by any interest rate swaps, caps, floors, option agreements, futures or forward contracts or other similar risk management arrangements.
(s)    Books and Records. The books of account, minute books, stock record books, and other records of Farmers and Farmers Deposit Bank, all of which have been made available to City, are complete and correct and have been maintained in accordance with sound business practices and, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Farmers and Farmers Deposit Bank. The minute books of Farmers and Farmers Deposit Bank contain accurate and complete, in all material respects, records of all meetings of, and corporate action taken by, the shareholders, the Farmers Board or board of directors of Farmers Deposit Bank, or committees of the Farmers Board or board of directors of Farmers Deposit Bank, and no duly called and noticed meeting of any such shareholders, Farmers Board or board of directors of Farmers Deposit Bank, or committee has been held for which minutes have been prepared and are not contained in such minute books.
(t)    Insurance. Farmers’ Disclosure Schedule sets forth a summary of all of the insurance policies, binders, or bonds maintained by Farmers or Farmers Deposit Bank. To the Knowledge of Farmers, Farmers and Farmers Deposit Bank are insured with reputable insurers against such risks and in such amounts as is prudent in accordance with safe and sound industry practices. All such insurance policies are in full force and effect; Farmers and Farmers Deposit Bank are not in material default thereunder; and all claims thereunder have been filed in due and timely fashion.

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(u)    Properties. Section 5.03(u) of Farmers’ Disclosure Schedule lists and describes all real property, and any leasehold interest in real property, owned or held by Farmers or Farmers Deposit Bank. Farmers and Farmers Deposit Bank have good and marketable title, free and clear of all Liens, to all of the properties and assets, real and personal, reflected on the Farmers’ Financial Statements as being owned by Farmers as of December 31, 2017, or acquired after such date, except (i) statutory Liens for amounts not yet due and payable, (ii) pledges to secure deposits and other Liens incurred in the ordinary course of banking business, (iii) with respect to real property, such imperfections of title, easements, encumbrances, liens, charges, defaults or equitable interests, if any, as do not affect the use of properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, and (iv) dispositions and encumbrances in the ordinary course of business. All leases pursuant to which Farmers or Farmers Deposit Bank, as lessee, leases personal property (except for leases that have expired by their terms or that Farmers or Farmers Deposit Bank has agreed to terminate since the date hereof) are valid without default thereunder by the lessee or, to the Knowledge of Farmers, the lessor.
(v)    Loans; Certain Transactions. Each loan reflected as an asset of Farmers or Farmers Deposit Bank on Farmers’ Financial Statements as of December 31, [2017], and each balance sheet date subsequent thereto (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, is secured by valid and enforceable Liens which are perfected in accordance with applicable law, and, (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms. Farmers has received no notice and has no Knowledge that any obligor under any of such loans has asserted any claim or defense with respect to the subject matter thereof. Except as set forth in Section 5.03(v) of Farmers’ Disclosure Schedule, Farmers Deposit Bank is not a party to a loan, including any loan guaranty, with any director, executive officer or 5% shareholder of Farmers or any of its Subsidiaries or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. All loans and extensions of credit that have been made by Farmers Deposit Bank and that are subject to 12 C.F.R. Part 31, comply therewith.
(w)    Allowance for Loan Losses. Except as set forth in Section 5.03(w) of Farmers’ Disclosure Schedule, there is no loan which is reflected as an asset of Farmers or Farmers Deposit Bank on Farmers’ Financial Statements that (i)(A) is 90 days or more delinquent, (B) has been classified by examiners (regulatory or internal) or by management of Farmers or Farmers Deposit Bank as “Substandard,” “Doubtful,” “Loss” or “Special Mention,” or (C) has been identified by accountants or auditors (regulatory or internal) as having a significant risk of uncollectability. The allowance for loan losses reflected on Farmers’ Financial Statements was, as of each respective date, determined in accordance with generally accepted accounting principles consistently applied and in accordance with all rules and regulations applicable to Farmers and Farmers Deposit Bank and was, as of the respective date thereof, adequate in all material respects under the requirements of generally accepted accounting principles and applicable regulatory requirements and guidelines to provide for reasonably anticipated losses on outstanding loans, net of recoveries.

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(x)    Repurchase Agreements. With respect to all agreements pursuant to which Farmers or Farmers Deposit Bank has purchased securities subject to an agreement to resell, if any, Farmers or Farmers Deposit Bank, as the case may be, has a valid, perfected first Lien in or evidence of ownership in book entry form of the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.
(y)    Deposit Insurance. The deposits of Farmers Deposit Bank are insured by the FDIC in accordance with the FDIA, and Farmers Deposit Bank has paid all assessments and filed all reports required by the FDIA.
(z)    Bank Secrecy Act, Anti-Money Laundering and OFAC and Customer Information. Farmers is not aware of and has not been advised in writing of any fact or circumstance exists, which would cause Farmers or Farmers Deposit Bank to be deemed (i) to be operating in violation of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering law regulation or rule; or (ii) not to be in satisfactory compliance in any material respect with the applicable privacy and customer information requirements contained in any federal and state privacy laws, including without limitation, in Title V of the Gramm-Leach-Bliley Act. Farmers is not aware of any facts or circumstances that would cause Farmers to believe that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause Farmers or any of its Subsidiaries to undertake any material remedial action. The Farmers Board (or, where appropriate, the board of directors of Farmers Deposit Bank) has adopted and implemented an anti-money laundering program that contains to the Knowledge of Farmers adequate and appropriate customer identification verification procedures that comply with the Patriot Act and such anti-money laundering program meets the requirements of the Patriot Act and the regulations thereunder, and Farmers (or Farmers Deposit Bank) has complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.
(aa)    CRA Compliance. Neither Farmers nor Farmers Deposit Bank has received any notice of non-compliance with the applicable provisions of the Community Reinvestment Act and the regulations promulgated thereunder, and Farmers Deposit Bank has received a CRA rating of satisfactory or better as a result of its most recent CRA examination. Neither Farmers nor Farmers Deposit Bank has Knowledge of any fact or circumstance or set of facts or circumstances which could cause Farmers or Farmers Deposit Bank to receive notice of non-compliance with such provisions or cause the CRA rating of Farmers Deposit Bank to fall below satisfactory.

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(bb)    Related Party Transactions. Except as set forth in Section 5.03(bb) of Farmers’ Disclosure Schedule, neither Farmers nor Farmers Deposit Bank has entered into any transactions with any Affiliate or Associate of Farmers or Farmers Deposit Bank (or any Affiliate or Associate of any director, officer or employee of Farmers or Farmers Deposit Bank).
(cc)    Prohibited Payments. Farmers and Farmers Deposit Bank have not, directly or indirectly: (i) made or agreed to make any contribution, payment or gift to any government official, employee or agent where either the contribution, payment or gift or the purpose thereof was illegal under the laws of any federal, state, local or foreign jurisdiction; (ii) established or maintained any unrecorded fund or asset for any purpose or made any false entries on the books and records of Farmers or Farmers Deposit Bank for any reason; (iii) made or agreed to make any contribution, or reimbursed any political gift or contribution made by any other Person, to any candidate for federal, state, local or foreign public office; or (iv) paid or delivered any fee, commission or other sum of money or item of property, however characterized, to any finder, agent, government official or other party, in the City States or any other country, which in any manner relates to the assets, business or operations of Farmers or Farmers Deposit Bank, which Farmers or Farmers Deposit Bank knows or has reason to believe have been illegal under any federal, state or local laws of the City States or any other country having jurisdiction.
(dd)    Fairness Opinion. The Farmers Board has received the written opinion of ProBank Austin to the effect that, as of the date hereof, the consideration to be received by the Farmers shareholders in the Merger is fair to the holders of Farmers Common Shares from a financial point of view.
(ee)    Absence of Undisclosed Liabilities. Other than as set forth in the Farmers’ Disclosure Schedule, neither Farmers nor Farmers Deposit Bank has any liability (whether accrued, absolute, contingent or otherwise) that, either individually or when combined with all liabilities as to similar matters, would have a Material Adverse Effect on Farmers on a consolidated basis, except as disclosed in the Farmers Financial Statements.
(ff)    Material Adverse Change. Farmers has not, on a consolidated basis, suffered a change in its business, financial condition or results of operations since December 31, 2017, that has had or could reasonably be expected to have a Material Adverse Effect on Farmers or Farmers Deposit Bank.
(gg)    Intellectual Property. Farmers and Farmers Deposit Bank own or have the right to use, free and clear of any Lien, all Intellectual Property used, owned, or purported to be owned by them, and (i)(A) Farmers and Farmers Deposit Bank do not infringe, misappropriate, or otherwise violate the Intellectual Property rights of any person, and, (B) to the Knowledge of Farmers, no person has asserted to Farmers or Farmers Deposit Bank, or brought any claim, action, or proceeding alleging, that Farmers or Farmers Deposit Bank has infringed, misappropriated, or otherwise violated any Intellectual Property right, or that any Intellectual Property right of Farmers or Farmers Deposit Bank is invalid or unenforceable, (ii) to the Knowledge of Farmers and Farmers Deposit Bank, no person is infringing, misappropriating, or otherwise violating any Intellectual Property right used, owned, or purported to be owned by Farmers or Farmers Deposit Bank, and (iii) Farmers and Farmers Deposit Bank have taken all necessary actions to avoid the abandonment,

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cancellation, or unenforceability of all Intellectual Property used, owned, or licensed by Farmers or Farmers Deposit Bank.
(hh)    Disclosure. The representations and warranties contained in this Section 5.03 do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements and information contained in this Section 5.03 not misleading.
(ii)    No Further Representations. Except for the representations and warranties made by Farmers and Farmers Deposit Bank in this Section 5.03 (including the related portions of the Farmers’ Disclosure Schedules), neither Farmers nor Farmers Deposit Bank, nor any other Person, makes or has made any express or implied representation or warranty with respect to Farmers or Farmers Deposit Bank or their respective Subsidiaries or the respective businesses, operations, assets, liabilities, or conditions (financial or otherwise) of Farmers or Farmers Deposit Bank or their Subsidiaries, and Farmers and Farmers Deposit Bank hereby disclaim any such other representations or warranties.
5.04    Representations and Warranties of City. Subject to Sections 5.01 and 5.02 and except as Previously Disclosed in a Section of its Disclosure Schedule corresponding to the relevant Section below, City hereby represents and warrants to Farmers that the following are true and correct:
(a)    Organization, Standing and Authority. City is a corporation duly organized, validly existing and in good standing under the laws of the State of West Virginia. City is duly qualified to do business and is in good standing in the State of West Virginia and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. City is a financial holding company under the BHCA.
(b)    Ownership of Farmers Common Shares. As of the date of this Agreement, City and its Subsidiaries do not beneficially own any of the outstanding Farmers Common Shares.
(c)    Corporate Power. Each of City and its Significant Subsidiaries has full corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets. Subject to the approval of this Agreement and the Merger by applicable Regulatory Authorities, City has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby and thereby.
(d)    Corporate Authority; Authorized and Effective Agreement. This Agreement and the transactions contemplated hereby, including the Merger, have been authorized by all necessary corporate action of City and the City Board prior to the date hereof. The Agreement to Merge, when executed by City National, shall have been approved by the board of directors of City National and by City, as the sole shareholder of City National. This Agreement is a valid and legally binding agreement of City, enforceable against City in accordance with its terms.
(e)    Regulatory Approvals; No Defaults.
(i)    No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by City

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or any of its Significant Subsidiaries in connection with the execution, delivery or performance by City of this Agreement or to consummate the Merger except for (A) the filing of applications, notices, and the Agreement to Merge, as applicable, with the federal and state banking authorities to approve the transactions contemplated by this Agreement; (B) the filings of the certificate of merger with the WVSS pursuant to the WVBCA; and (C) receipt of the approvals set forth in Section 7.01(b). As of the date hereof, City is not aware of any reason why the approvals set forth in Section 7.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).
(ii)    Subject to the approvals set forth in Section 7.01(b), the expiration of related regulatory waiting periods, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) result in a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of City or of any of its Significant Subsidiaries or to which City or any of its Significant Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the City Articles or City Bylaws, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.
(f)    SEC Reports.
(i)    City has timely filed all reports, registration statements, proxy statements and other materials, together with any amendments required to be made with respect thereto, that it was required to file with the SEC, and all such reports, registration statements, proxy statements, other materials and amendments have complied in all material respects with all legal requirements relating thereto, and has paid all fees and assessments due and payable in connection therewith.
(ii)    An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by City pursuant to the Securities Act or the Exchange Act prior to the date of this Agreement (the “City’s SEC Reports”) is publicly available. No such SEC Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), and considering all amendments to any City’s SEC Report filed prior to the date hereof, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all City’s SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto.

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(g)    Sufficient Financial Resources. City will have at the Effective Time sufficient financial resources to pay the Aggregate Consideration and to pay any other amounts payable by it pursuant to this Agreement.
(h)    Disclosure. The representations and warranties contained in this Section 5.04 do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Section 5.04 not misleading.

ARTICLE VI
Covenants

6.01    Reasonable Best Efforts    . Subject to the terms and conditions of this Agreement, each of Farmers and City shall use commercially reasonable efforts in good faith to cause consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby.
6.02    Shareholder Approval    . Farmers shall take, in accordance with applicable law and the Farmers Articles and the Farmers Bylaws, all action necessary to convene an appropriate meeting of its shareholders to consider and vote upon the adoption of this Agreement and any other matters required to be approved or adopted by the Farmers shareholders for consummation of the Parent Merger (including any adjournment or postponement, the “Farmers Meeting”), as promptly as practicable after the date hereof. The Farmers Board shall recommend that its shareholders adopt this Agreement at the Farmers Meeting.
6.03    Left Intentionally Blank
6.04    Press Releases    . Upon the execution of this Agreement, City and Farmers shall issue a joint press release regarding this Agreement and the transactions contemplated hereby, which joint press release shall be subject to the prior approval of City and Farmers. Neither Farmers nor City will, without the prior approval of the other party, issue any other press release or written statement for general circulation relating to the transactions contemplated hereby, except as otherwise may be required to be made by applicable law or regulation before such consent can be obtained.

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6.05    Access; Information    .
(a)    Farmers shall afford, upon reasonable notice and subject to applicable laws relating to the exchange of information, City and its Representatives, such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties and personnel of Farmers and Farmers Deposit Bank, and such other information as City may reasonably request and, during such period, (i) shall furnish promptly to City a copy of each material report, schedule and other document filed by Farmers or Farmers Deposit Bank pursuant to federal or state securities or banking laws, to the extent permitted by applicable law and regulations; and (ii) shall grant access to all other information concerning the business, properties and personnel of Farmers or Farmers Deposit Bank as City may reasonably request. Farmers shall invite two Representatives of City selected by City from time to time to attend, solely as observers, all meetings of the Farmers Board (and committees thereof) and Farmers Deposit Bank board after the date of this Agreement; provided, however, that in no event shall such City Representatives be invited to or permitted to attend any executive session of Farmers’ or Farmers Deposit Bank’s board or any meeting at which Farmers reasonably determines that such attendance is inconsistent with the fiduciary obligations or confidentiality requirements of the Farmers Board or Farmers Deposit Bank board, as applicable.
(b)    City will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 6.05 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) for any purpose unrelated to the consummation of the transactions contemplated by this Agreement, and such information will be subject to the confidentiality provisions of Section 6.15.
(c)    In the event that this Agreement is terminated or the transactions contemplated by this Agreement shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to another party hereto to be returned to the party which furnished the same or to be destroyed. No investigation by either party of the business and affairs of the other shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party’s obligation to consummate the transactions contemplated by this Agreement.
(d)    During the period from the date of this Agreement to the Effective Time, Farmers shall deliver to City the monthly and quarterly unaudited consolidated financial statements of Farmers prepared for its internal use and the report of condition and income of Farmers Deposit Bank for each quarterly period completed prior to the Effective Date as the same shall become available.

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6.06    Acquisition Proposals; Break Up Fee    .
(a)    Farmers shall not, and shall cause its Subsidiaries and the officers, directors, employees, advisors and other agents of Farmers and its Subsidiaries not to, directly or indirectly, take any action to solicit or initiate inquiries or proposals with respect to, or engage in negotiations concerning, or provide any confidential information to, any Person, other than City, relating to (i) any acquisition or purchase of all or substantially all of the assets of Farmers and/or any of its Subsidiaries or (ii) any merger, consolidation or business combination with Farmers and/or any of its Subsidiaries (hereinafter collectively referred to as an “Acquisition Proposal”); provided, however, that nothing contained in this Section shall prohibit Farmers from furnishing information to, or entering into discussion or negotiations with, any Person which makes an unsolicited Acquisition Proposal if and to the extent that (I) the Farmers Board, after consultation with and based upon the advice of legal counsel, determines in good faith that such action is required to fulfill its fiduciary duties to the shareholders of Farmers under applicable law and (II) before furnishing such information to, or entering into discussions or negotiations with, such Person, Farmers provides immediate written notice to City of such action, the identity of the bidder and the substance of such Acquisition Proposal.
(b)    In the event that Farmers and/or any of its Subsidiaries executes a definitive agreement in respect of, or closes, an Acquisition Proposal, Farmers shall pay to City in immediately available funds the sum of one million dollars ($1,000,000.00) (the “Break-Up Fee”) immediately after the earlier of such execution or closing, unless, prior to such execution or closing, this Agreement is terminated in accordance with any of Section 8.01 items (a) through (e).
6.07    Takeover Laws    . No party hereto shall take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Law and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) this Agreement and the transactions contemplated by this Agreement from or, if necessary, challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect.
6.08    Regulatory Applications    .
(a)    City and Farmers and their respective Subsidiaries shall cooperate and use their respective commercially reasonable efforts to allow City to prepare, submit and file all applications and requests for regulatory approval, to timely effect all filings and to obtain all consents, approvals and/or authorizations of all the Regulatory Authorities necessary to consummate the transactions contemplated by this Agreement. In exercising the rights under this Section, each of the parties hereto agrees to act reasonably and as promptly as practicable. City agrees that it will consult with the Farmers with respect to the obtaining of all material consents, approvals and authorizations from the Regulatory Authorities necessary to consummate the transactions contemplated by this Agreement and to keep Farmers apprised of the status of material matters relating to obtainment of such consents, approvals and/or authorizations from the Regulatory Authorities. Farmers shall have the right to review in advance, subject to applicable laws relating to the exchange of Information, all material written information submitted to the Regulatory Authorities in connection with the transactions contemplated by this Agreement. Notwithstanding

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the forgoing sentence, neither Farmers nor Farmers Deposit Bank shall have any right to review and/or inspect any proprietary information submitted by City to any Regulatory Authority, including, but not limited to any business plan and/or financial data or analysis prepared by City in relation to such consents, approvals and/or authorizations from the Regulatory Authorities.
(b)    Farmers agrees, upon request, to furnish City with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary, advisable and/or required in connection with any filing, notice or application made by or on behalf of City or any of its Subsidiaries to any Regulatory Authority.
6.09    Employment Matters; Employee Benefits .
(a)    General. It is understood and agreed that nothing in this Section 6.09 or elsewhere in this Agreement shall be deemed to be a contract of employment or be construed to give Farmers or Farmers Deposit Bank employees any rights other than as employees at will under applicable law, and Farmers and Farmers Deposit Bank employees shall not be deemed to be third-party beneficiaries of this Agreement. Employees of Farmers or Farmers Deposit Bank who become employees of City as a result of the Merger (the “Continuing Employees”) shall participate in either Farmers’ Compensation and Benefit Plans (for so long as City determines necessary or appropriate) or in the employee benefit plans sponsored by City for City’s employees. Continuing Employees will receive credit for their years of service with Farmers or Farmers Deposit Bank for participation and vesting purposes under City’s applicable plans, to the extent such plans permit, including credit for years of service and for seniority under vacation and sick pay plans and programs, but subject to the eligibility and other terms of such plans. Continuing Employees will retain credit for unused sick leave (to a maximum of 30 days) and vacation pay for unused vacation days for the 2018 calendar year only without carryover of vacation days for prior years, to the extent such unused sick and vacation time has been accrued as of the Effective Time.
(b)    Employee Severance. Subject to any applicable regulatory restrictions:
(i)    City shall pay to each employee of Farmers or Farmers Deposit Bank who (A) is not subject to an Executive Employment Agreement or Retention Bonus Agreement, (B) is an employee of Farmers or Farmers Deposit Bank immediately before the Effective Time, (C) has been an employee of Farmers or Farmers Deposit Bank for at least 12 months prior to the Effective Time, and (D) is not offered continued employment by City or any of its Subsidiaries after the Effective Time, a severance amount equal to one weeks’ base pay multiplied by the number of whole years of service of such employee with Farmers or Farmers Deposit Bank, less applicable local, state and federal tax withholding; provided, however, that the minimum severance payment shall equal ten weeks of base pay, and the maximum severance payment shall not exceed 26 weeks of base pay. Such severance pay shall be paid in a lump sum within 75 days following termination, provided that such employee has not been terminated for cause. For any employee of Farmers or Farmers Deposit Bank participating in Farmers or Farmers Deposit Bank’s group health program at the Effective Time who is entitled to a severance payment, the employee will be able to purchase health insurance coverage at the full premium rate for the entire COBRA period.

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(ii)    In exchange for the severance pay described in Subsection (i) above, terminated employees will be required to execute a final and binding general release in which the employee releases and waives any and all claims the employee may have against City and any and all affiliated entities and persons.
(iii)    City will honor and assume the obligations under the Executive Employment Agreements arising after the Effective Time.
(c)    Farmers 401(k) Plan. Prior to the Effective Date, but after the receipt of the last to be obtained of either the Farmers Shareholder Adoption and the regulatory approvals required by Section 7.01(b) of this Agreement, the Farmers Board shall adopt a resolution approving the termination of the Farmers Deposit Bank 401(k) Plan (the “Farmers 401(k) Plan”) effective as of a date immediately preceding the Effective Date. In addition, the Farmers Board shall approve the adoption of any amendments to the Farmers 401(k) Plan sufficient to terminate the Farmers 401(k) Plan immediately preceding the Effective Date and to provide for distributions in cash. Following the Effective Date, City, as the successor in interest to Farmers, shall begin the process of requesting from the IRS a determination that the termination of the Farmers 401(k) Plan is in compliance with Section 401(a) of the Code (the “Determination Letter”) and distributing benefits under the Farmers 401(k) Plan to plan participants. City agrees to take all steps necessary or appropriate to accept roll-overs of benefits from the Farmers 401(k) Plan to the City 401(k) plan for employees of Farmers and Farmers Deposit Bank who continue as employees of City and its Subsidiaries after the Effective Time, subject to the provisions of the City 401(k) Plan.
(d)    Pension Plans. Prior to the Effective Date, each Pension Plan document will be amended for all law and regulations in effect as of the date this Agreement is executed to which an amendment to the document is required to be made by the IRS.
6.10    Notification of Certain Matters    . Farmers shall give prompt notice to City of any fact, event or circumstance known to Farmers that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to Farmers or Farmers Deposit Bank or (b) would cause or constitute a material breach of any of Farmers’ representations, warranties, covenants or agreements contained herein.

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6.11    No Breaches of Representations and Warranties    . Between the date of this Agreement and the Effective Time, without the written consent of City, which consent shall not be unreasonably withheld, delayed or denied, Farmers will not do any act or suffer any omission of any nature whatsoever which would cause any of the representations or warranties made in Article V of this Agreement to become untrue or incorrect in any material respect.
6.12    Consents    . Farmers shall use all commercially reasonable efforts to obtain any required consents to the transactions contemplated by this Agreement.
6.13    Insurance Coverage    . Farmers shall cause the policies of insurance listed in the Disclosure Schedule to remain in effect between the date of this Agreement and the Effective Date.
6.14    Correction of Information    . Farmers shall promptly correct and supplement any information furnished under this Agreement so that such information shall be correct and complete in all material respects at all times, and shall include all facts necessary to make such information correct and complete in all material respects at all times.
6.15    Confidentiality    . Except for the use of information in connection with any governmental filings required in order to complete the transactions contemplated by this Agreement, all information (collectively, the “Information”) received by each of Farmers and City pursuant to the terms of this Agreement shall be kept in strictest confidence. Farmers and City agree that the Information will be used only for the purpose of completing the transactions contemplated by this Agreement. Farmers and City agree to hold the Information in strictest confidence and shall not use, and shall not disclose directly or indirectly any of such Information except when, after and to the extent such Information (a) is or becomes generally available to the public other than through the failure of Farmers or City to fulfill its obligations hereunder, (b) was already known to the party receiving the Information on a nonconfidential basis prior to the disclosure or (c) is subsequently disclosed to the party receiving the Information on a nonconfidential basis by a third party having no obligation of confidentiality to the party disclosing the Information.
6.16    Directors and Officers Indemnification and Insurance.
(a)    Indemnification. Following the Closing Date and for a period of six (6) years thereafter, City shall indemnify, defend and hold harmless the present directors, officers and employees of Farmers and Farmers Deposit Bank (an "Indemnified Party”) against all costs and expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or omissions occurring at or prior to the Closing Date (including, but not limited to, the transactions contemplated by this Agreement) to the fullest extent that City is permitted or required to indemnify (and advance expenses to) its directors and officers under the laws of the State of West Virginia, City’s Articles of Incorporation, City’s By-laws, and any agreement as in effect as of the date hereof.

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(b)     Insurance. Before the Effective Time, City shall purchase a policy of directors’ and officers’ and company liability insurance (the “D&O Policy”) to be effective for a period of six years following the Effective Date, on terms no less advantageous than those contained in Farmers’ existing directors’ and officers’ and company’s liability insurance policy; provided, however, that the premium on the D&O Policy shall not exceed 150% of the annual premium currently paid by Farmers for similar insurance coverage; provided, further, that if a D&O Policy for a period of six years on terms no less advantageous than those contained in Farmers’ existing policy cannot be obtained at a premium not in excess of 150% of Farmers’ current annual premium, then City shall purchase a D&O Policy for a shorter period of years and/or on such lesser terms as directed in writing by Farmers.

(c)    Consolidation or Merger. If City or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any entity, then and in each case, proper provision shall be made so that the successors and assigns of City shall assume the obligations set forth in this Section.

(d)    Survival. Provisions of this Section shall survive the Closing Date and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

6.17    Environmental Assessments.     Farmers hereby agrees to permit City to engage, at the expense of City, a qualified consultant, mutually agreeable to Farmers and City, to conduct a Phase I Environmental Site Assessment in accordance with the requirements of ASTM E1527-05 “Standard Practice for Environmental Site Assessments: Phase I Environmental Site Assessment Practice “ (“Phase I”) of each parcel of real estate owned by Farmers or Farmers Deposit Bank, including real estate acquired by Farmers Deposit Bank upon foreclosure.

ARTICLE VII
Conditions to Consummation of the Merger; Closing

7.01    Conditions to Each Party’s Obligation to Effect the Merger    . The respective obligation of each of City and Farmers to consummate the Merger is subject to the fulfillment or written waiver by City and Farmers prior to the Effective Time of each of the following conditions:
(a)    Shareholder Approval. This Agreement and the Merger shall have been duly adopted and approved by the requisite vote of the shareholders of Farmers.
(b)    Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby, including the approval of all appropriate Regulatory Authorities, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain (i) any conditions, restrictions or requirements which the City Board reasonably determines would either before or

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after the Effective Time have a Material Adverse Effect on City and its Subsidiaries taken as a whole after giving effect to the consummation of the Merger, or (ii) any conditions, restrictions or requirements that are not customary and usual for approvals of such type and which the City Board reasonably determines would either before or after the Effective Time be unduly burdensome. For purposes of this Section 7.01(b), any regulatory approval that does not result in the termination of all outstanding Regulatory Orders applicable to Farmers and/or Farmers Deposit Bank, if any, prior to or at the Effective Time shall be deemed to have a Material Adverse Effect on City and its Subsidiaries taken as a whole after giving effect to the consummation of the Merger.
(c)    No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the transactions contemplated by this Agreement.
7.02    Conditions to Obligation of Farmers    . The obligation of Farmers to consummate the Merger is also subject to the fulfillment or written waiver by Farmers prior to the Effective Time of each of the following conditions:
(a)    Representations and Warranties. The representations and warranties of City set forth in this Agreement shall be true and correct, subject to Section 5.02, as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), and Farmers shall have received a certificate, dated the Effective Date, signed on behalf of City by the chief executive officer and the chief financial officer of City, to such effect.
(b)    Performance of Obligations of City. City shall have performed in all material respects all obligations required to be performed by City under this Agreement at or prior to the Effective Time, and Farmers shall have received a certificate, dated the Effective Date, signed on behalf of City by the Chief Executive Officer and the Chief Financial Officer of City to such effect.

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7.03    Conditions to Obligation of City    . The obligation of City to consummate the Merger is also subject to the fulfillment or written waiver by City prior to the Effective Time of each of the following conditions:
(a)    Representations and Warranties. The representations and warranties of Farmers set forth in this Agreement shall be true and correct, subject to Section 5.02, as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct has not had or resulted in, and would not reasonably be expected to have or result in, individually or in the aggregate, a Material Adverse Effect, and City shall have received a certificate, dated the Effective Date, signed on behalf of Farmers and Farmers Deposit Bank by the Chief Executive Officer and the Chief Financial Officer to such effect.
(b)    Performance of Obligations of Farmers. Farmers shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and City shall have received a certificate, dated the Effective Date, and signed on behalf of Farmers and Farmers Deposit Bank by the Chief Executive Officer and the Chief Financial Officer to such effect.
(c)    Consents. Farmers shall have obtained the consent or approval of each person (other than Governmental Authorities) whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, in City’s reasonable opinion have a Material Adverse Effect, after the Effective Time, on the Surviving Corporation.
(d)    FIRPTA Certification. City shall have received a statement executed on behalf of Farmers, dated as of the Effective Date, satisfying the requirements of Treasury Regulations Section 1.1445-2(c)(3) (and complying with Treasury Regulations Section 1.897-2(h)) in a form reasonably applicable to City certifying that the Farmers Common Shares do not represent City States real property interests within the meaning of Section 897 of the Code and the Treasury regulations promulgated thereunder.
(e)    Real Estate. There shall have been no condemnation, eminent domain or similar proceedings commenced or threatened in writing by any Government Authority with respect to any real estate owned by Farmers or Farmers Deposit Bank, including real estate acquired in connection with foreclosure. Either (i) the results of each Phase I as reported shall be reasonably satisfactory to City or (ii) any violation or potential violation of the representations and warranties contained in Section 5.03(p) of this Agreement disclosed in a Phase I report shall have been remedied by Farmers or Farmers Deposit Bank to the reasonable satisfaction of City.
(f)     Southside and Carlisle Branches. Receipt of executed Purchase and Sale Agreements governing the purchase and sale of the real property, improvements, and certain other

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assets comprising the two (2) bank branch offices of Farmers Deposit Bank located in Southside, Cynthiana, Kentucky and Carlisle, Kentucky, in form and substance agreeable to City.
(g)    No Material Adverse Effect. From the date of this Agreement, there shall not have occurred any event, circumstance or development that has had or could reasonably be expected to have a Material Adverse Effect on Farmers.
7.04    Closing     Subject to Article VII of this Agreement, the consummation of the transactions contemplated by this Agreement shall be held at the offices of Dinsmore & Shohl LLP in Charleston, West Virginia on the Effective Date or such other location as the parties may agree.
ARTICLE VIII
Termination

8.01    Termination    . This Agreement may be terminated, and the Merger may be abandoned:
(a)    Mutual Consent. At any time prior to the Effective Time, by the mutual written consent of City and Farmers, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board.
(b)    Breach. At any time prior to the Effective Time, by City or Farmers upon written notice to the other party, if its board of directors so determines by vote of a majority of the members of the entire board, in the event of either: (i) a breach by the other party of any representation or warranty contained herein (subject to the standard set forth in Section 5.02), which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (ii) a breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach, provided that such breach (whether under (i) or (ii)) would be reasonably likely, individually or in the aggregate with other breaches, to result in a Material Adverse Effect. .
(c)    Delay. At any time prior to the Effective Time, by City or Farmers upon written notice to the other party, if its board of directors so determines by vote of a majority of the members of its entire board, in the event that the Parent Merger is not consummated by December 31, 2018, except to the extent that the failure of the Parent Merger then to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate pursuant to this Section 8.01(c).
(d)    No Approval. By Farmers or City upon written notice to the other party, if its board of directors so determines by a vote of a majority of the members of its entire board, in the event (i) the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied or (ii) the Farmers shareholders fail to adopt this Agreement and approve the Merger at the Farmers Meeting.

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(e)    Regulatory Order. By City upon written notice to Farmers if a Regulatory Authority issues any Regulatory Order relating to Farmers or Farmers Deposit Bank, and City determines, in its sole discretion, that such Regulatory Order has or would have a Material Adverse Effect on Farmers or Farmers Deposit Bank.
(f)    Payment Pursuant to Section 6.06. Upon a payment made to City in accordance with Section 6.06, this Agreement shall automatically terminate without further act or action by either Farmers or City.
8.02    Effect of Termination and Abandonment, Enforcement of Agreement    . In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (a) as set forth in Section 9.01 and (b) that termination will not relieve a breaching party from liability for any willful breach of this Agreement giving rise to such termination. Notwithstanding anything contained herein to the contrary, the parties hereto agree that irreparable damage will occur in the event that a party breaches any of its obligations, duties, covenants and agreements contained herein. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the City States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled by law or in equity.
ARTICLE IX
Miscellaneous

9.01    Survival    . No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time (other than Sections 6.09, 6.15 and 6.16 and this Article IX, which shall survive the Effective Time) or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than Sections 6.04, 6.05(b), 6.05(c), 6.06, 6.15, 8.02, and this Article IX, which shall survive such termination).
9.02    Waiver; Amendment    . Prior to the Effective Time, any provision of this Agreement may be (a) waived by the party benefited by the provision, or (b) amended or modified at any time, by an agreement in writing between the parties hereto executed in the same manner as this Agreement, except that after the Farmers Meeting, this Agreement may not be amended if it would violate the KBCA.
9.03    Counterparts    . This Agreement may be executed in any number of counterparts, each of which when so executed and delivered, shall constitute an original, but all of which together shall constitute but one instrument. Signatures transmitted by facsimile shall have the same effect as original signatures.
9.04    Governing Law    . This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of West Virginia applicable to contracts made and to be performed entirely within the State of West Virginia.

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9.05    Expenses    . Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby. All fees to be paid to Regulatory Authorities in connection with the transactions contemplated by this Agreement shall be shared equally between City and Farmers.
9.06    Notices    . All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

If to Farmers, to:	Farmers Deposit Bancorp, Inc. 250 West Main Street, Suite 2300 Lexington, Kentucky 40507 Attention: Richard Wehrle
With a copy to:	Community Trust Wealth and Trust Management 100 East Vine Street, Suite 501 Lexington, Kentucky 40507 Attention: Erin Hall
If to City, to:	City Holding Company 25 Gatewater Road Charleston, West Virginia 25313 Attention: Charles R. Hageboeck, President and CEO
With a copy to:	Dinsmore & Shohl LLP 255 E. Fifth Street, Suite 1900 Cincinnati, OH 45202 Attention: Michael G. Dailey, Esq.

9.07    Entire Understanding; No Third Party Beneficiaries    . This Agreement and any separate agreement entered into by the parties on even date herewith represent the entire understanding of the parties hereto with reference to the transactions contemplated hereby and thereby and this Agreement supersedes any and all other oral or written agreements heretofore made (other than any such separate agreement). Nothing in this Agreement, whether express or implied, is intended to confer upon any Person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.
9.08    Interpretation; Effect    . When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”
9.09    Waiver of Jury Trial    . Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

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AGREEMENT AND PLAN OF MERGER
Signature Page

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

FARMERS DEPOSIT BANCORP, INC.

By /s/ Richard M. Wehrle
Name:     Richard M. Wehrle
Title: Chairman

FARMERS DEPOSIT BANK

By /s/ W. Brent Hoptry
Name:     W. Brent Hoptry
Title: President and CEO

CITY HOLDING COMPANY

By /s/ Charles R. Hageboeck
Name: Charles R. Hageboeck
Title: President and CEO

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